Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Schweiz
P +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010319

SUPPL

Murten, 02.08.2005
Preben Sundenaes | preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 | F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release, letter to shareholders as well as the Interim Report 2005 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, August 2, 2005

Saia-Burgess posts marked increase in sales in the first half year
Net income up to CHF 17.8 million

In the first six months of 2005 Saia-Burgess increased sales by 13.8 percent to CHF 314.6 million (period in the previous year: CHF 276.5 million). The EBITA (Earnings Before Interest, Taxes and Amortisation) increased by 4.1 percent compared with the period in the previous year to CHF 24.9 million (CHF 23.9 million) and the EBITA margin reached 7.9 percent (8.7 percent). Saia-Burgess is confident of reaching its targets for the full year – to increase sales by around 10 percent and achieve an improvement in profitability.

Successful integration of the acquisitions

The marked growth in sales during the first half year was primarily attributable to the successful integration of the two acquisitions made in the previous year (Bühler, Sick/Stegmann). Together they made a CHF 38.8 million or 14.0 percent contribution to sales. Organic growth accounted for CHF 3.2 million or 1.1 percent. The effect of currency exchange rates had a negative effect on sales of CHF 3.8 million or 1.4 percent.

All divisions contributing to the growth in sales

The Automotive Division posted an increase in sales of 21.5 percent to CHF 175.6 million (CHF 144.6 million) despite the globally tight situation in the automotive market. The market launch of a new generation of stepper motors, the increased demand for door lock systems and the successful integration of Bühler all contributed towards this result. Thanks in particular to the integration of the Sick/Stegmann products, sales in the Industry Division were up by 4.2 percent to CHF 101.6 million (CHF 97.5 million) against the background of a stagnating economic environment, particularly in Europe. The Controls Division posted a further increase in sales of 8.6 percent to CHF 37.4 million (CHF 34.4 million) exclusively through organic growth. The sales figures for the Industry and Controls Divisions for the first half-year 2005 include the reallocation of electronic products in the sum of CHF 10.2 million from the Industry Division to the Controls Division with effect from 1 January 2005; the comparison figures for the period in the previous year were adjusted accordingly.

Operating income increased

Gross profit increased by CHF 1.9 million to CHF 82.0 million (CHF 80.1 million) compared with previous year; the gross profit margin was reduced by 2.9 percentage points to 26.1 percent (29.0 percent). This was primarily the result of a less attractive product mix and higher raw material costs. The EBITA was up by 4.1 percent to CHF 24.9 million (CHF 23.9 million) compared with the same period last year, the EBITA margin was 7.9 percent (8.7 percent). Net income increased by 11.2 percent to CHF 17.8 million (CHF 16.0 million), representing a net income margin of 5.7 percent (5.8 percent). In the second half of the year projects that will lead to savings in materials costs and create product innovations will have a positive effect on profitability. The Divisions achieved the following gross profit margins in the first half-year: Automotive 20.1 percent (22.2 percent), Industry 27.8 percent (31.7 percent) and Controls 49.1 percent (49.9 percent). Reductions in the EBITA margins were recorded by the Automotive Division at 8.3 percent (9.5 percent) and the Industry Division at 6.4 percent (8.0 percent), whilst the Controls Division posted an increase at 10.4 percent (7.0 percent) thanks to new products.

Positive assessment of the second half-year

The integration of the companies and activities acquired in 2004 is proceeding on schedule in accordance with the original intentions and within the budgeted costs framework. Saia-Burgess is also expanding its activities in Poland with the construction of a central, low-wage production facility for the Industry Division. On the basis of these measures and the anticipated pick-up in the business during the second half-year, Saia-Burgess is confident of reaching the targets set for 2005: growth in sales of around 10 percent and improved profitability.

Comments on the hostile takeover bid from Sumida

The Board of Directors of Saia-Burgess Electronics Holding AG clearly rejects the unwelcome and unsolicited bid from the Japanese Sumida Corp. It remains convinced that a takeover by Sumida does not represent an attractive alternative for any of the target groups concerned (shareholders, employees, clients). In its report, which is to be published on August 11, 2005 at the earliest, but will now probably appear later due to the postponement of the offer period ordered by the Swiss Takeover Board, the Board of Directors will comment in detail on the bid and provide information on the status of the alternatives currently being examined and clarification regarding a programme for the share buy-back. The Board of Directors recommends that the shareholders of Saia-Burgess do not sell their shares - in any case not before the Extraordinary General Meeting of Shareholders. The final date will be notified in due course.

Please address any press enquiries to:
Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Special website 'Unwelcome takeover bid'
All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, August 2, 2005

Our fight against the attempted hostile takeover
Report on the first half year 2005

Dear Shareholder

Although the hostile takeover bid from the Japanese Sumida Corp. is currently taking up a great deal of the time of the Board of Directors and the Group Management, the main focus of our attention is of course primarily on our principal task of successfully managing the Saia-Burgess operations. The enclosed report on the first half year shows that our sales have once again increased significantly by 13.8 percent, a large part of which can be attributed to the successful integration of two acquisitions made in the previous year. We are convinced that we will reach our targets for the full year, achieving sales growth of around 10 percent along with improvements in profitability.

Our fight against the attempted hostile takeover

The Board of Directors and Group Management have repeatedly made it clear that we are not interested in the takeover. The Japanese bid does not represent an attractive alternative either for our shareholders, employees or clients. In its report, which is to be published on August 11, 2005 at the earliest, but will now probably appear later due to the postponement of the offer period ordered by the Swiss Takeover Board, the Board of Directors will comment in detail on this unsolicited and unwelcome bid and provide information on the status of the various projects currently under way, on possible and suitable alternatives as well as on the clarification regarding a programme for the share buy-back.

The main reasons for rejecting the bid

1. **The price is unattractive**
   The price offered of CHF 950 per share does not reflect the value of the company. The target set by Saia-Burgess of CHF 1 billion in sales and an EBITA of CHF 100 million by 2008 will create clear added value for the shareholder. The hostile Japanese bidder has recognized the value potential and now wants to buy Saia-Burgess 'on the cheap'.

2. **We don't need Sumida to reach our goals**
   With an average annual growth rate of 12.2 percent since the stock market flotation in 1998 we have proven that we don't need any Japanese support in order to reach our goals.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

We want to remain independent because our technological know-how is valued worldwide. We also know our markets and work closely together with our clients on the basis of total trust. Further reasons include the global recognition and acceptance of our brand combined with our responsibilities for up to 4000 jobs worldwide. In addition, Switzerland is important to us as an industrial location. It would be bad for our country if in the foreseeable future Swiss companies were to be controlled purely from abroad.

3. **There is no industrial logic whatsoever**
The intentions expressed by Sumida lack transparency, plausibility and are devoid of any industrial logic whatsoever. There is no identifiable synergy potential between Saia-Burgess and Sumida as the two companies have no common ground either in the markets they service or the products they offer, this is particularly true in respect of research and development. The claim that Sumida will be able to help Saia-Burgess to develop the Asian automotive market lacks credibility as Sumida generates sales of approx. just CHF 20 million or around 4 percent of its total sales in this market segment and has no access to the Japanese automobile manufacturers. By contrast, in the current year, through its own efforts, Saia-Burgess will itself actually generate sales of approx. CHF 15 million.

4. **Massive debt will prevent growth**
In the event of a takeover by Sumida, Saia-Burgess would no longer be able to continue with the consistent implementation of a clearly defined growth strategy which has proven to be successful in the past. Sumida, which is much smaller than Saia-Burgess, has announced that it would finance the takeover exclusively through borrowings. This would result in a massive debt burden for the Group. In other words this means that in future Saia-Burgess would have to use a large proportion of its cash flow to service the debt and not for financing its growth strategy. In addition, this form of financing would lead to unequal treatment for the shareholders: private shareholders would bear the risk of indirect partial liquidation and, as a result, would expect to suffer a significant tax disadvantage.

5. **Cultural differences draw the distinction**
The attitude of Sumida to date has been inconsistent. On the one side we read about jovial statements by the CEO in the Swiss media whilst on the other we have the determined attack on the company in the form of a hostile takeover bid. Although we have communicated our basic willingness to enter into talks, none have yet taken place with Sumida in order to clarify outstanding questions. Over recent years Saia-Burgess has successfully acquired around a dozen larger and smaller companies. Always on a friendly basis, always after detailed discussions and always in agreement with the corresponding management. We have learned that within a new geographic and, in particular, cultural environment you must take a cautious and thoughtful approach if you want to achieve success. We do not see this willingness on the part of Sumida, who seem to be intent on acting in a unilateral way.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Extraordinary General Meeting of Shareholders

The takeover bid from Sumida announced on July 22, 2005 makes the realisation of the purchase offer dependent, amongst other things, upon the agreement of the General Meeting of Shareholders to lift the registration restriction contained in the statutes and the appointment of new members to the Board of Directors. In order to discuss these questions you will be invited to the Extraordinary General Meeting of Shareholders in Murten by the Board of Directors in due course.

The Board of Directors calls on as many of the shareholders as possible to attend this important Extraordinary General Meeting of Shareholders for our company and, in any event, not to sell their shares prior to this date.

We refer once again to our special website www.saia-burgess.com/shareholders which contains all the information in connection with the takeover bid. Should you have any additional questions please get in direct contact with Mrs. Valeria Poretti-Rezzonico, Head of Communication, Investor Relations and Marketing, Member of the Group Management (+41 26 672 72 04, v.poretti@saia-burgess.com).

Yours sincerely

Richard Flury
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer and
Delegate of the Board of Directors

Enclosure: 2005 interim report

40 000 04.01

nterim Report 2005

Key Figures

CHF ,000	1st half 2005	1st half 2004 restated
Sales	**314,615**	**276,484**
Change on previous year, in %	13.8	15.5
Income before interest, tax depreciation and amortisation (EBITDA)	**39,241**	**34,960**
Change on previous year, in %	12.2	12.5
as % of sales	12.5	12.6
Income before interest, tax and amortisation (EBITA)	**24,911**	**23,919**
Change on previous year, in %	4.1	24.3
as % of sales	7.9	8.7
Income before interest and tax (EBIT)	**24,766**	**21,408**
Change on previous year, in %	15.7	25.3
as % of sales	7.9	7.7
Income before tax (EBT)	**23,430**	**21,908**
Change on previous year, in %	6.9	54.9
as % of sales	7.4	7.9
Net income	**17,804**	**16,015**
Change on previous year, in %	11.2	51.6
as % of sales	5.7	5.8

Share indicators

CHF	1st half 2005	1st half 2004 restated
Earnings per share	29.00	26.28
Diluted earnings per share	28.71	26.06
Equity per share	279.73	239.49
Number of shares issued	615,950	613,450
Cash Flow per share	52.40	51.11

Timetable

18.10.05	Publication of 3rd quarter results 2005
21.03.06	Presentation of results to media and analysts
04.05.06	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Index

Financial and Operational Review by the Group Management



The results of the first six months and the forecast for the second half year of 2005 prove:

Saia-Burgess continues on its growth path.

ECONOMIC ENVIRONMENT

Despite the currently low level of interest rates, European consumers are rather cautious in their spending. The slow growth in the second half of 2004 continued in the first half of 2005. This affected the automotive industry particularly in Europe, but also on a global level. The significant increase in oil and raw material prices has an impact on the cost of production, and in the current competitive environment, it cannot easily be passed on by raising sales prices. North American markets continue to be stable and show signs of a recovery in capital goods. Previously deferred projects have been restarted, and consumer spending remains at a high level despite increased short-term interest rates. Markets in Asia are still growing much faster than in Europe or North America. Investment projects and the export business are the most important economic drivers.

The economic forecast for 2005 is characterised by substantial uncertainties concerning the future development in Europe: The results of the elections in Germany, the future of the European constitution after it was rejected in certain countries, and the effects of these events on the Euro are currently difficult to assess. Moreover, the development of the oil and raw material prices and the related effects on the world economy are also a source of uncertainty.

In the face of this situation, Saia-Burgess is convinced that with its global orientation and presence in all important regions, it has created the conditions for an ongoing realisation of its successful growth strategy. For example, Saia-Burgess has been systematically expanding its presence in China for years: Besides the production sites, which are manufacturing for the local market as well as North America and Europe, the purchasing department in China is now active on behalf of the entire Group. Furthermore, additional productivity increases will be achieved through process improvements and product innovation.



Sales 1st half year
CHF million
400
300
200
100
0
2001
2002
2003
2004
2005



Sales by Division
1
2
3
1 Automotive 55.8%
2 Industry 32.3%
3 Controls 11.9%

SALES

In the first half of 2005, consolidated sales increased by 13.8 per cent to CHF 314.6 million (previous year: CHF 276.5 million). Sales increased due to internal growth which contributed 1.1 per cent (13.2 per cent), but were also negatively influenced by the foreign exchange impact of CHF -3.8 million (CHF 0.4 million) or -1.4 per cent (0.2 per cent) as a consequence of the weakened USD and GBP towards the CHF.

The Automotive Division succeeded in increasing its sales despite the globally tight situation on the automotive markets, due to the introduction of a new series of stepper motors on the market, the increased demand for door-locking systems and the successful integration of Bühler. The Industry Division increased its sales in a – particularly in Europe – stagnant economic environment, by internal growth in motors and due to acquisitions. The integration of Sick/Stegmann products is proceeding as planned, and the acquired customers offer additional potential with regard to Saia-Burgess' existing range of products. The Controls Division increased its sales again exclusively by internal growth. The Lötschberg base tunnel and new (OEM-)projects are developing as expected. The new PCD3 product line has had a very good market reception.

Growth due to acquisition

In the first half of 2005, acquisitions contributed CHF 38.8 million (CHF 5.0 million) or 14.0 per cent to sales. Of these, CHF 31.3 million pertained to the Bühler Actuators Division acquired on July 1, 2004. Another CHF 7.5 million originated from the synchronous motors and gearbox business of Sick/Stegmann GmbH & Co. KG in Donaueschingen (Germany) which was taken over by the Industry Division as of August 1, 2004.

With an increase of 13.8 per cent, Saia-Burgess achieved a significant increase in its sales in the first half year, and all Divisions – to different degrees – contributed to this result.

GROSS PROFIT

In the first half of 2005, the gross profit increased by CHF 1.9 million to CHF 82.0 million (CHF 80.1 million) in comparison to the previous year. The gross profit margin was reduced by 2.9 percentage points, from 29.0 per cent to 26.1 per cent. Acquired businesses achieved a slightly lower margin. The decrease of the margin in the first half of 2005 was influenced by several factors: In the Automotive Division, the mix of products sold achieved less favourable results than in the previous year, and price pressure could not be entirely compensated for by material savings or innovation – mainly due to delays in customer approvals for technical modifications. In the Industry Division, lower recovery of fixed costs, a less favourable product mix than in the previous year and the integration of Sick/Stegmann products led to a deterioration in margin. In the Controls Division, the margin for PCD products remained on the level of the previous year.

PROFITABILITY

Significant changes to the accounting principles

The consolidated statement of income takes the new IFRS standards and a number of changes in the accounting principles into account. Accordingly, the previous year's figures have been restated to reflect the new structure. The overview on the opposite page summarises all material changes. A detailed list of restatements and adjustments is contained in the Notes to the Consolidated Interim Financial Statements (note 6.).

CHF million Summary of material restatements and adjustments in the consolidated statement of income	1st half of 2004 restated	1st half of 2004 reported
Administration/other operating expenses		**–19.9**
Cost of share-based payments	-0.2	
Reallocation of goodwill amortisation	–3.1	
Less effect of goodwill amortisation at average rates	0.6	
Administration/other operating expenses	–22.6	
Amortisation of goodwill		**–3.1**
Reallocation to administration/other operating expenses	3.1	
Amortisation of goodwill	0.0	
Share of profit and loss from associated companies, net		
Other income/expenses, net		2.1
Reallocation of foreign exchange gains on loans	-2.2	
Share of profit and loss from associated companies, net	-0.1	
Finance expense and income, net		
Interest expense, net		–1.7
Reallocation of foreign exchange gains on loans	2.2	
Finance expense and income, net	0.5	
Net income		**15.6**
Cost of share-based payments	-0.2	
Effect of goodwill amortisation at average rates	0.6	
Net income	16.0	

In accordance with IFRS 3, IAS 36 and IAS 38, starting January 1, 2005, goodwill is no longer amortised, and accumulated amortisation has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is now tested annually for impairment, as well as when there are indications of impairment. From January 1, 2005 onwards, goodwill is carried in the functional currency of the foreign operation and translated at closing rates rather than at the previously used historical rates. The resulting effects have been considered in the restatement.

In conformity with the new IFRS 2, Share-based Payments, Saia-Burgess' employee options were valued at fair value and recognised as an expense over the vesting period.

In order to improve the meaningfulness of the statement of income, the currency gains on loans are no longer disclosed in income before interest and tax (EBIT), under "other income/expense, net", but in "finance expense and income, net". The previous year's figures have been adjusted accordingly. A part of Saia-Burgess' bank borrowings are denominated in the local currencies of the financed companies, which results in a certain degree of natural hedging of its operating activities, which are mainly conducted in EUR and USD.

EBIT

In the first half of 2005, operating expenses decreased by 2.6 per cent, from CHF 58.6 million to CHF 57.1 million in comparison to the previous year. Compared to the previous year operating expenses resulting from acquisitions increased by CHF 5.0 million, conversely amortisation of intangible assets decreased by CHF 2.4 million (discontinuation of goodwill amortisation after January 1, 2005) to CHF 0.1 million (CHF 2.5 million), and operational exchange gains increased by CHF 2.6 million to CHF 0.8 million (CHF –1.8 million). Tight control of costs also had a positive impact.

In the first half year, profitability was affected mainly by an unfavourable product mix. Projects resulting in material savings and in product innovation are expected to have a positive impact in the second half year.

Costs for sales and marketing increased by CHF 0.6 million to CHF 21.5 million. Adjusted for costs related to acquisitions of CHF 1.6 million, they were slightly lower than in the previous year. Development expenses increased by CHF 1.2 million to CHF 16.3 million, which correspond to 5.2 per cent (5.5 per cent) of sales. Acquired businesses contributed CHF 1.3 million. Administration/other operating expenses decreased by CHF 3.3 million to CHF 19.3 million compared to the previous year which was affected by material non-recurring expenses for the integration of acquisitions, the establishment and takeover of production plants and operating exchange losses. As of January 1, 2005, amortisation of goodwill (CHF 2.5 million) ceased. The non-recurring expenses for the integration of acquisitions were charged to income with CHF 0.3 million (CHF 2.1 million).

Compared to the previous year, EBITA increased by 4.1 per cent to CHF 24.9 million and amounted to 7.9 per cent (8.7 per cent) of sales.

Income before interest and tax (EBIT) increased by 15.7 per cent, from CHF 21.4 million to CHF 24.8 million. Hence, the EBIT margin reached 7.9 per cent (7.7 per cent).

Net income

While finance income, net, amounted to CHF 0.5 million in the previous year, finance expenses, net, amounted to CHF 1.3 million in the first half of 2005. Exchange gains on loans amounted to CHF 1.7 million (CHF 2.2 million) in the first half of 2005. Interest expenses rose from CHF 1.7 million to CHF 3.0 million compared to the previous year, mainly as a consequence of an increase in bank loans as a result of the refinancing conducted on June 25, 2004. For the calculation of the tax burden, the same annual income tax rate was applied as in the previous year. Income tax decreased by CHF 0.3 million to CHF 5.6 million.

Net income increased by CHF 1.8 million to CHF 17.8 million (CHF 16.0 million), and the net income margin amounted to 5.7 per cent of sales (5.8 per cent).

Earnings per share are based on the net income disclosed in the statement of income and amount to CHF 29.00 per share (CHF 26.28). Diluted earnings per share amount to CHF 28.71 (CHF 26.06).

PERSONNEL DEVELOPMENT

As of June 30, 2005, Saia-Burgess had 3'872 employees (3'445), which represents an increase of 12.4 per cent compared to the previous year. The increase by 427 persons is mainly the result of acquisitions (Bühler: 148 employees in the US; Sick/Stegmann: 99 employees in Poland) and the expansion in China (181 employees). This is partially offset by relocation effects as a result of changing production sites in Europe.

FINANCIAL POSITION

In comparison with December 31, 2004, consolidated cash balances decreased by CHF 5.1 million to CHF 17.0 million in the first half year. The operating cash flow before working capital changes increased by CHF 4.2 million compared to the previous year, particularly due to expanded business activities and the resulting higher income before interest, tax, depreciation and amortisation (EBITDA).

Consolidated net working capital increased from CHF 76.7 million as of December 31, 2004 to CHF 93.4 million as of June 30, 2005, mainly due to higher sales in June 2005 than in December 2004. Combined with an ongoing development of production capacity and the replenishment of inventories for the holiday period, this led to an intensified utilisation of cash resources, which could only partly be financed by increased liabilities.

Cash flow from operating activities increased by CHF 1.1 million despite higher interest and tax payments in comparison to the previous year. Net investments in property, plant and equipment increased by CHF 0.2 million to CHF 11.4 million and mainly served to fund the planned capacity increases as well as rationalisation measures. Net allocation of resources for acquisitions decreased to CHF 1.6 million (CHF 1.9 million). The Group paid CHF 1.3 million for the acquisition of production equipment in the context of the Bühler acquisition, and increased its share in the investment in MicroChemical Systems SA (MiCS) by CHF 0.3 million.

Cash outflow from financing activities amounted to CHF 12.0 million (CHF 8.9 million) and is mainly composed of dividend payments of CHF 7.7 million (CHF 6.1 million) in accordance with the resolution passed at the Annual Shareholders' Meeting of May 19, 2005 and the reduction of financial liabilities of CHF 6.4 million.

Free cash flow, defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions, increased by CHF 1.0 million to CHF 7.9 million. The Group's net indebtedness increased by CHF 9.0 million to CHF 117.5 million as of June 30, 2005 (December 31, 2004: CHF 108.5 million). As of June 30, 2005, shareholders' equity amounted to CHF 172.3 million (December 31, 2004: CHF 156.4 million). Gearing (net indebtedness/ shareholders' equity) thus decreased in the first half of 2005 to 68.2 per cent (December 31, 2004: 69.4 per cent).

DIVISIONAL PERFORMANCE

AUTOMOTIVE DIVISION

CHF million	1st half 2004 restated	1st half 2005	Change on previous year: Internal growth	Currency	Acquisitions
Sales	144.6	175.6	1.3	–1.6	31.3
change in %	18.2	21.5	0.9	–1.0	21.6
Gross profit	32.0	35.3	–2.0	–0.2	5.5
as % of sales	22.2	20.1			
EBITA	13.7	14.6	–0.8	0.1	1.6
as % of sales	9.5	8.3			

Sales

In comparison with the same period in the previous year, sales increased by 21.5 per cent. Despite the difficult situation on the automotive market worldwide, sales were increased by 0.9 per cent due to internal growth. The increase in stepper motor applications at the expense of DC applications in Europe and the increase in the average number of motors per air conditioning facility in new vehicles contributed to this result. As expected, demand for door-locking subsystems in the switches business increased further. Moreover, the "Matchbox" stepper motors featuring new electronics were introduced on the market in the first half year. Although the North-American market was rather weak in the first half of 2005, the Automotive Division continues on its confident course. It initiated the production of the new-generation of stepper motors in the US and has successfully integrated the Bühler Actuator Division acquired in July 2004. The growth-oriented strategy for DC actuators enables opening up new business segments, which will have an impact on the results in 2007/2008. In Europe, transition from DC applications in air conditioning systems to stepper motors is progressing further. Saia-Burgess has thus been building further on its global number-one position in stepper motors for applications in air conditioning systems. In the switches business, the current growth path with subsystems is pursued further. In the months to come, a new assembly hall will be built in Hatvan in Hungary, and two additional automatic machines will be ordered for the production of switches in Oldenburg, Germany.

Despite the globally difficult situation on automotive markets, sales in the Automotive Division were increased by 21.5 per cent in the first half of 2005.

Gross profit

At 20.1 per cent, the gross profit margin is slightly lower than in the previous year (22.2 per cent). This decrease can be explained by a less favourable product mix than in the previous year, the higher-than-expected cost of materials and the relentless pressure on sales prices. Moreover, as expected, the gross profit margin of the acquired activities was below the margins of the previous business.

The current projects, intended to reduce cost of materials and to generate innovation in the product area, will have a positive impact on the gross profit margin in the second half year – provided exchange rate relations do not deteriorate substantially.

EBITA

Including the Bühler acquisition, EBITA amounted to 8.3 per cent (9.5 per cent) of sales. The margins achieved with Bühler products have met expectations prior to the acquisition. The Automotive Division succeeded in keeping costs in line with the previous year by exerting tight control; however, this was not sufficient to fully compensate for the pressure on the gross profit margin. Research and development expense amounted to 4.9 per cent (5.2 per cent) of sales, net of acquisitions, which corresponds to the level of the previous year.

Investments in property, plant and equipment amounted to CHF 7.5 million or 4.3 per cent of sales (CHF 8.0 million or 5.5 per cent). Investments were made in a new production line for stepper motors in the US, production equipment in China and capacity expansion in plastics injection moulding in Switzerland.

In China, the Division used its long-standing experience and presence in the market to evaluate options for further regional expansion of the Division. As a result, the establishment of a new, customer-oriented Automotive location in the Shanghai region is planned.

INDUSTRY DIVISION

CHF million	1st half 2004 restated	1st half 2005	Change on previous year: Internal growth	Currency	Acquisitions
Sales	97.5	101.6	-1.2	-2.2	7.5
change in %	10.6	4.2	-1.2	-2.3	7.7
Gross profit	30.9	28.3	-4.0	-0.5	1.9
as % of sales	31.7	27.8			
EBITA	7.8	6.5	-2.0	-0.0	0.7
as % of sales	8.0	6.4			

The comparative figures for the first half of 2004 include the reallocation of Electronic Products from the Industry Division to the Controls Division (sales CHF 10.2 million, EBITA CHF 0.6 million).

Europe and Asia

Despite a stagnating economic environment and a lack of vigour in the investment and consumer goods markets, the Industry Division was able to maintain the level of sales. In the actuator business, further market share was gained in the heating, ventilation and air conditioning (HVAC) segment. New applications were opened up by the ongoing development of actuators. The integration of products from the acquisition of Sick/Stegmann progressed as expected. A benefit of this acquisition is also that the acquired customers offer interesting potential with regard to Saia-Burgess' existing range of products. In the European switch business stagnation continued from the second half of 2004. Moreover, customers are increasingly relocating their production capacity for household appliances to China. The Division benefits from its capacity to manufacture products particularly for this segment at its own cost-effective plants. The continuous optimisation of the production strategy concerning the flow of materials and logistics, as well as the realisation of economies of scale manifests itself clearly in the planned new production plant in Poland, a low-wage location, which will be opened in the fourth quarter of 2005. Furthermore, the cost-optimised redesign of products and a continuous renewal of production equipment enables the Division to improve its competitiveness on an ongoing basis.

North America

Sales experienced a comparatively stable environment in the first half year. The business is expected to increase in the second half year due to the measures taken for increasing the density of the distribution network and customer awareness of Saia-Burgess. In addition, cost-reducing and productivity-increasing projects were launched, and relocations of product lines to China were carried out. These measures will become effective in the second half year and continue in 2006.

In the first half of 2005, the Industry Division asserted its position in a stagnant economic environment. The EBITA margin was burdened with lower recovery of fixed costs and higher raw material prices.

Sales

Compared to the previous year, sales increased by 4.2 per cent or CHF 4.1 million to CHF 101.6 million on a comparable basis (including the reallocation of Electronic Products from the Industry to the Controls Division). Due to a difficult economic environment, particularly in Europe, internal growth was lower by CHF -1.2 million or -1.2 per cent than in the same period of the previous year. The acquisition of Sick/Stegmann products contributed CHF 7.5 million or 7.7 per cent to the increase in sales.

Gross profit

Gross profit decreased by CHF 2.6 million to CHF 28.3 million (CHF 30.9 million). The generally difficult economic environment resulted in some under-utilisation of production capacities and thus led to a lower recovery of fixed costs. In addition, the gross profit margin was affected by the rise in raw material prices, particularly in metals and plastics. The transfer and ongoing integration of the Sick/Stegmann business is progressing as planned. Despite the fact that these products – as expected – still affect the gross profit margin due to their high content of materials, they nevertheless contribute positively to the results of the period. Upon completion of the integration in the second half year, the gross profit margins in the acquired business are expected to increase.

EBITA

At CHF 6.5 million, EBITA of the Industry Division was CHF 1.3 million lower than in the previous period (CHF 7.8 million); accordingly, the EBITA margin decreased from 8.0 per cent to 6.4 per cent of sales. Due to the tight situation in the market, the Industry Division is pursuing a cautious spending policy. Excluding acquisition-related changes, costs decreased compared to the previous year. Research and development expenses amounted to 4.1 per cent (4.0 per cent) of sales. Development activities mainly focused on the new generation of actuators, customer-specific HVAC solutions and production cost-optimised redesign of control- and micro-switches as well as customer-specific adaptations of control-switches for the Chinese market.

Investments in plant and equipment amounted to CHF 3.9 million (CHF 3.1 million) or 3.8 per cent of sales (3.1 per cent). Investments were made in new production equipment for switches in Gateshead (UK) and Halver (Germany), as well as in tools and equipment for actuators in Dresden (Germany).

CONTROLS DIVISION

CHF million	1st half 2004 restated	1st half 2005	Change on previous year: Internal growth	Currency	Acquisitions
Sales	34.4	37.4	3.1	−0.1	0.0
change in %	19.2	8.6	8.8	−0.2	0.0
Gross profit	17.1	18.4	1.3	−0.0	0.0
as % of sales	49.9	49.1			
EBITA	2.4	3.9	1.5	−0.0	0.0
as % of sales	7.0	10.4			

The comparative figures for the first half of 2004 include the reallocation of Electronic Products from the Industry Division to the Controls Division (sales CHF 10.2 million, EBITA CHF 0.6 million).

Sales

As of January 1, 2005, Electronic Products were reallocated from the Industry to the Controls Division. With this transfer, Saia-Burgess intends to intensify the use of the electronic know-how in the Controls Division in order to better market these products.

In an economically stable environment, the Division once again succeeded in significantly increasing its sales by internal growth, achieving a rise of 8.6 per cent or CHF 3.0 million to CHF 37.4 million. The growth was mainly generated in Germany and Switzerland, although the other regions also contributed to the positive result. Both the Lötschberg base tunnel and new (OEM-)projects are progressing as planned, and the new PCD3 product line was well received in the market. Since large projects are usually characterised by an extensive planning and negotiating phase and a relatively short realisation period, capability in the flexibility and speed of development and production increase on an ongoing basis.

In the first half of 2005, the Controls Division moved ahead both in sales and productivity – exclusively through internal growth.

Gross profit

Gross profit increased by CHF 1.3 million to CHF 18.4 million. The gross profit margin reached 49.1 per cent (49.9 per cent). In the PCD products segment, the gross profit margin was at least kept on the previous year's level thanks to savings in the purchase of components. The integration of Electronic Products in the Controls Division is progressing as planned.

EBITA

The Controls Division compensated the decreased gross profit margin through careful cost management and achieved an increase in EBITA by CHF 1.5 million to CHF 3.9 million. The EBITA margin improved to 10.4 per cent of sales (7.0 per cent). At CHF 3.5 million, development expenses correspond to the amount of the previous year (CHF 3.7 million). Investments in production equipment amounted to CHF 0.4 million (CHF 0.4 million) or 1.0 per cent of sales (1.2 per cent). Investments were mainly made in the modernisation and rationalisation of assembly lines and new equipment for lead-free soldering.

OUTLOOK

The integration of companies and activities acquired in 2004 is progressing according to the initially defined intentions and within both time and cost budgets. In addition, Saia-Burgess is expanding its activities in Poland by establishing a low-wage production plant for the Industry Division. In view of these measures and the expected recovery in business in the second half year, Saia-Burgess is confident to be able to reach the targets it set itself for 2005 – sales growth of around 10 per cent and an improvement in its profitability.

On July 22, 2005, a public takeover bid for the entire share capital of Saia-Burgess Electronics Holding AG was made by the Sumida Holding Germany GmbH, Neumarkt, (Germany), a subsidiary of Sumida Corporation, Tokio (Japan). The Board of Directors has engaged external advisers in order to evaluate the offer and to discharge their legal responsibilities. The related costs will be reflected in the results for the second half year.

Saia-Burgess Group Financial Statements

Consolidated Balance Sheet

CHF ,000	30.06.2005	31.12.2004 restated
Assets		
Cash and cash equivalents	17,016	22,099
Trade receivables	99,364	85,929
Other receivables and prepayments	18,521	12,245
Inventories	82,890	78,531
Current assets	**217,791**	**198,804**
Financial assets	412	353
Property, plant and equipment	149,411	147,362
Deferred tax assets	7,254	7,243
Intangible assets	66,005	58,500
Investments in associates	6,518	6,502
Non-current assets	**229,600**	**219,960**
Total assets	**447,391**	**418,764**
Liabilities and shareholders' equity		
Borrowings	57,709	51,772
Trade payables	63,528	63,348
Other payables and accruals	43,893	36,617
Tax liabilities	7,809	6,890
Current liabilities	**172,939**	**158,627**
Borrowings	76,841	78,834
Provisions	10,227	9,499
Deferred tax liabilities	15,083	15,382
Non-current liabilities	**102,151**	**103,715**
Total liabilities	**275,090**	**262,342**
Share capital	30,798	30,673
Reserves and retained earnings	141,503	125,749
Total shareholders' equity	**172,301**	**156,422**
Total liabilities and shareholders' equity	**447,391**	**418,764**
Operating capital employed	315,145	289,810

Consolidated Statement of Income

CHF ,000	1st half 2005	1st half 2004 restated
Sales	**314,615**	**276,484**
Cost of sales	–232,655	–196,424
Gross profit	**81,960**	**80,060**
Sales and marketing	–21,517	–20,925
Research and development	–16,295	–15,069
Administration/other operating expenses	–19,276	–22,604
Total operating expenses	**–57,088**	**–58,598**
Share of profit and loss from associated companies, net	–106	–54
Income before interest and tax (EBIT)	**24,766**	**21,408**
Finance expense and income, net	–1,336	500
Income before tax (EBT)	**23,430**	**21,908**
Income tax expense	**–5,626**	**–5,893**
Net income	**17,804**	**16,015**
Basic earnings per share (EPS) in CHF	29.00	26.28
Diluted earnings per share in CHF	28.71	26.06

Consolidated Statement of Cash Flows

CHF ,000	1st half 2005	1st half 2004 restated
Income before tax	**23,430**	**21,908**
Depreciation of tangible fixed assets	14,330	11,041
Amortisation of intangible assets	145	2,511
Share of profit and loss from associated companies	106	54
Share based compensation	291	162
Increase in long-term provisions	683	1,083
Revaluation of loans	251	8
Finance expense, net	1,277	-500
Operating cash flow before working capital changes	40,513	36,267
(Increase) of trade receivables	-10,198	-13,118
(Increase)/Decrease in other current assets	-6,119	25
(Increase) of inventories	-1,897	-9,006
(Decrease)/Increase of trade payables	-2,231	3,265
Increase of other current liabilities	6,644	5,418
Cash generated from operations	26,712	22,851
Interest paid	-3,015	-1,742
Income taxes paid	-4,865	-3,368
Cash flow from operating activities	**18,832**	**17,741**
Purchase of property, plant and equipment	-11,642	-11,585
Proceeds from disposals of property, plant and equipment	225	378
Dividends received from associates	468	408
Cash used for acquisitions less divestments	-1,628	-1,932
Cash flow from investing activities	**-12,577**	**-12,731**
Purchase of treasury shares	-3,448	-825
Proceeds from sale of treasury shares	5,514	2,455
Dividends paid	-7,663	-6,132
Proceeds from borrowings	6,557	76,025
Repayment of borrowings	-12,942	-80,377
Cash flow from financing activities	**-11,982**	**-8,854**
Effect of foreign currency translation	644	-292
Net increase in cash	-5,083	-4,136
Cash at beginning of the year	22,099	23,489
Cash at end of period	**17,016**	**19,353**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	7,883	6,942
EBITDA	39,241	34,960

Consolidated Statement of Shareholders' Equity

CHF ,000	Total share capital	Share premium	Treasury shares	Fair value reserves	Retained earnings	Total reserves	Total share-holders' equity
Balance as of Dec. 31, 2003	**30,538**	**36,107**	**–904**	**20,056**	**73,438**	**128,697**	**159,235**
Restatement application IAS 21					–21,557	–21,557	–21,557
Restatement application IFRS 2		127			–127		
Balance as of Dec. 31, 2003 restated	**30,538**	**36,234**	**–904**	**20,056**	**51,754**	**107,140**	**137,678**
Depreciation on building revaluation				–201	201		
Currency translation adjustment					–2,439	–2,439	–2,439
Income/(expense) recognised directly in equity				–201	–2,238	–2,439	–2,439
Net income 1st half 2004					15,617	15,617	15,617
Impact of IAS 21 implementation					560	560	560
Impact of IFRS 2 implementation					–162	–162	–162
Net income 1st half 2004 restated					16,015	16,015	16,015
Total income recognised 1st half 2004				–201	13,777	13,576	13,576
Capital increase	135	837				837	972
Share based compensation		162				162	162
Net purchase and sale of treasury shares			750		–92	658	658
Dividend					–6,132	–6,132	–6,132
Balance as of June 30, 2004	**30,673**	**37,233**	**–154**	**19,855**	**59,307**	**116,241**	**146,914**
Balance as of Dec. 31, 2004	**30,673**	**36,945**	**–2,338**	**19,655**	**97,101**	**151,363**	**182,036**
Restatement application IAS 21					–25,614	–25,614	–25,614
Restatement application IFRS 2		527			–527		
Balance as of Dec. 31, 2004 restated	**30,673**	**37,472**	**–2,338**	**19,655**	**70,960**	**125,749**	**156,422**
Depreciation on building revaluation				–201	201		
Currency translation adjustment					3,382	3,382	3,382
Income/(expense) recognised directly in equity				–201	3,583	3,382	3,382
Net income 1st half 2005					17,804	17,804	17,804
Total income recognised 1st half 2005				–201	21,387	21,186	21,186
Capital increase	125	1,500				1,500	1,625
Share based compensation		291				291	291
Net purchase and sale of treasury shares			1,677		–1,237	440	440
Dividend					–7,663	–7,663	–7,663
Balance as of June 30, 2005	**30,798**	**39,263**	**–661**	**19,454**	**83,447**	**141,503**	**172,301**

The share capital as of June 30, 2005 consists of 615,950 (June 30, 2004: 613,450) registered shares of CHF 50 nominal value each. As of June 30, 2005 the Group owned 987 (June 30, 2004: 252) treasury shares. As of June 30, 2005 the conditional share capital amounted to CHF 2,027,500, representing 40,550 shares compared to the previous year of CHF 2,152,500, representing 43,050 shares.

Together with the restructuring of the Group in early 1998, certain assets were revalued on the basis of independent valuations. The resulting net effect was booked to fair value reserves. This reserve also includes a value adjustment on MiCS of CHF 3.0 million recorded in 2001 when it was held as an available-for-sale investment.

Accounting Principles and Notes to the Consolidated Interim Financial Statements

1. BASIS FOR PREPARATION

1.1 ACCOUNTING PRINCIPLES

These unaudited consolidated interim financial statements have been prepared in accordance with the accounting policies set out in International Accounting Standard 34 (Interim Financial Reporting). The same accounting principles apply as were used for the consolidated financial statements 2004 except that the Group implemented all new and revised IFRS standards and interpretations coming into force January 1, 2005. Only the implementation of IFRS 2 (Share-based Payments), IFRS 3 (Business Combinations) that requires simultaneous adoption with IAS 36 (revised 2004, Impairment of Assets) and IAS 38 (revised 2004, Intangible Assets), and IAS 21 (revised 2003, The Effects of Changes in Foreign Exchange Rates) resulted in substantial changes to the Group's accounting policies. All changes in the accounting policies have been made in accordance with the transition provisions contained in the respective standards.

IFRS 2

The Group operates an equity-settled, share-based compensation plan.

IFRS 2 requires an entity to reflect in its financial statements effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Up to December 31, 2004, no expense was recognised in the Group's consolidated financial statements. Starting January 1, 2005, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed for all equity instruments granted after November 7, 2002, and not vested at January 1, 2005, are charged to income over the relevant vesting periods. For comparative purposes, prior years financial statements were restated.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004)

The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was

- amortised on a straight line basis over a period ranging from 5 to 20 years
- assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3

- the Group ceased amortisation of goodwill from January 1, 2005.
- accumulated amortisation as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.
- from the year ended December 31, 2004 onwards, goodwill is tested annually for impairment as well as when there are indications of impairment.

For acquisitions after March 31, 2004, the Group had already applied IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004).

This requirement applies to goodwill presented in the Group's consolidated balance sheet and to goodwill embedded in the equity accounting for associated companies.

IAS 21 (revised 2003)

According to IAS 21 (revised 2003), goodwill shall be expressed in the functional currency of the foreign operation acquired and be translated at closing exchange rates. The Group has applied this principle to all goodwill positions as of January 1, 2005. The change in accounting policy led to a reduction of goodwill and equity in the balance sheet. The new standard has been applied retrospectively; as a result, prior year comparative numbers have been restated.

1.2 COMPARATIVES

Operating expenses now include the amortisation cost of intangible assets with definite useful life which was previously reported in a separate line below the operating income. The 2004 comparative figures have been adjusted accordingly. Management believes that this results in a fairer presentation (note 6.).

As from 2005, foreign exchange impacts on loans are presented within "finance expense and income, net" below EBIT. Previously, these were included in "other income/expense, net" within EBIT. Also, the share of profit and loss from associated companies, net is now presented as a separate line item (previously in "other income/expense, net"). The 2004 comparative figures have been adjusted accordingly. Management believes that this results in a fairer presentation (note 6.).

There has been a reallocation of CHF 10.2 million sales and CHF 0.6 million EBITA related to Electronic Products from the Industry Division to the Controls Division effective January 1, 2005. The organisational change uses the electronics competence of the Saia-Burgess Group most effectively and creates synergies between the Electronic Products and the Controls Division (note 3.).

1.3 PRINCIPAL CURRENCY TRANSLATION RATES

Currency	Units	Period end rates 30.06.2005	Period end rates 31.12.2004	Period end rates 30.06.2004	Average rate January to June 2005	Average rate January to June 2004
EUR	1	1.55	1.54	1.52	1.55	1.55
USD	1	1.30	1.13	1.24	1.20	1.27
GBP	1	2.29	2.18	2.26	2.25	2.31

2. SEASONALITY

The Group's operations are not subject to significant seasonal fluctuations and the increase in net working capital at half-year is mainly attributable to stronger levels of activity in the lead-in to the end of the first six month's trading period, and in the month of June in particular.

3. SEGMENT INFORMATION

CHF ,000	1st half 2005	1st half 2004 restated
Sales	**314,615**	**276,484**
Change in % on previous year	13.8	15.5
Automotive	175,633	144,577
Industry	101,590	97,477
Controls	37,392	34,430
Income before interest and tax (EBIT)	**24,766**	**21,408**
Change in % on previous year	15.7	25.3
as % of sales	7.9	7.7
Automotive	14,530	13,234
Industry	6,450	5,998
Controls	3,892	2,230
Net income/loss from investments in associates not allocated to Divisions	–106	–54
Amortisation of intangibles	**145**	**2,511**
Automotive	67	500
Industry	78	1,821
Controls		190
Income before interest, tax and amortisation (EBITA)	**24,911**	**23,919**
Change in % on previous year	4.1	24.3
as % of sales	7.9	8.7
Automotive	14,597	13,734
Industry	6,528	7,819
Controls	3,892	2,420
Net income/loss from investments in associates not allocated to Divisions	–106	–54

4. GOODWILL AMORTISATION

The impact of discontinuation of goodwill amortisation in the first half of 2005 amounts to CHF 2.5 million. In 2005, a cost of CHF 0.1 million resulted from the amortisation of a patent and a customer list acquired in connection with the acquisitions of Bühler Actuator Division and Sick/Stegmann. Amortisation of intangibles with definite useful life is included in operating expenses.

IAS 21

The following exchange conversion effects arose as a consequence of expressing all goodwill in the functional currency of the foreign operation acquired rather than at historical rates:

CHF ,000	2005	2004
Goodwill at historical rates as of January 1	82,324	76,305
Decrease due to change from historical to actual rates	–25,614	–21,557
Goodwill at closing rates as of January 1	**56,710**	**54,748**
Amortisation		–2,511
Increase/(Decrease) due to conversion at actual rates	7,478	–210
Total as of June 30	**64,188**	**52,027**

The decrease in goodwill was recorded to retained earnings.

5. SHARE-BASED PAYMENTS

Share options are granted to key managers and directors under the Group's share option plan. Options are granted at the market price paid at the time of the grant. Management and directors are not required to contribute to the cost of the options received. Each option entitles the bearer to buy one share of Saia-Burgess Electronics Holding AG within a defined period of exercise. These options are settled in equity once exercised.

As of June 30, 2005 a total of 28,485 options granted to key managers and directors under the share option plan were outstanding. Included in this balance are 8,785 options that have not been recognised in accordance with IFRS 2 as the options were granted before November 7, 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2. As required by the new standard for Share-based Payments, the fair value for the remaining 19,700 options granted since November 7, 2002 has been calculated and is amortised over the vesting period. The expense recognised in the period amounts to CHF 0.3 million. Prior year financial statements are restated for a profit and loss effect of CHF 0.2 million.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	1st half 2005		1st half 2004	
	Average exercise price in CHF	Quantity of options	Average exercise price in CHF	Quantity of options
As of January 1	497	32,700	461	33,975
Granted	666	7,325	544	6,150
Forfeited	650	−1,675	360	−100
Exercised	547	−9,865	360	−6,725
As of June 30	**514**	**28,485**	**497**	**33,300**

Out of the 28,485 (33,300) outstanding options, 3,385 (200) were exercisable. The related weighted average price at the time of exercise was CHF 700.77 (CHF 569.56).

Share options outstanding have the following expiry dates and exercise prices:

Quantity of options outstanding 30.06.2005	Price of exercise in CHF	Expiration of blocking period	Expiration of exercise period
5,400	575	01.02.2007	31.07.2007
3,385	433	01.04.2005	01.04.2008
6,225	295	01.04.2006	01.04.2009
6,150	544	01.04.2007	01.04.2010
7,325	666	01.05.2008	01.05.2011
28,485			

The fair value of the options granted during the period determined using the Black-Scholes valuation model was CHF 128.88 (CHF 149.12).

The significant inputs into the model were:

	1st half 2005	1st half 2004
Share price of CHF	632.00	582.00
Exercise price of CHF	666.00	544.00
Standard deviation of expected share price returns in %	1.72	1.98
Option life in years	4	4
Annual risk-free interest rate in %	1.35	2.25
Volatility based on a period of 4 years in %	31.76	31.29

6. SUMMARY OF RESTATEMENTS AND ADJUSTMENTS

Profit and loss effect from restatements

CHF ,000	
Net income reported as of June 30, 2004	15,617
Impact IFRS 2 Share-based compensation	−162
Impact IFRS 3/IAS 21 from goodwill amortisation at average rate	560
Net income restated as of June 30, 2004	16,015

Reconciliation per position:

Administration/other operating expenses

CHF ,000	
Reported as of June 30, 2004	19,931
Impact IFRS 2 Share-based compensation	162
Goodwill reallocation from "Goodwill amortisation" to "Administration/other operating expenses"	3,071
Less impact IFRS 3/IAS 21 from goodwill amortisation at average rates	−560
Restated as of June 30, 2004	22,604

Goodwill amortisation

CHF ,000	
Reported as of June 30, 2004	3,071
Reallocated to "Administration/other operating expenses"	−3,071
Restated as of June 30, 2004	0

Share of profit and loss from associated companies, net

CHF ,000	
Reported as of June 30, 2004 as "Other income/expense, net"	2,188
Reallocation of foreign exchange gains on loans to "Finance expense and income, net"	−2,242
Restated as of June 30, 2004	−54

Finance expense and income, net

CHF ,000	
"Interest expense, net" reported as of June 30, 2004	−1,742
Reallocation of foreign exchange gains on loans from "Other income/expense, net"	2,242
Restated as of June 30, 2004	500

Shareholder's equity

CHF ,000	31.12.2004	31.12.2003
Reported as of December 31	182,036	159,235
Decrease of retained earnings due to restatement application IAS 21	–25,614	–21,557
Increase of share premium due to restatement application IFRS 2	527	127
Decrease of retained earnings due to restatement application IFRS 2	–527	–127
Balance as of December 31, restated	156,422	137,678

7. BORROWINGS

CHF ,000	30.06.2005	31.12.2004
Current		
Bank overdrafts	7,970	5,648
Working capital facility	30,903	29,549
Borrowings	18,836	16,575
Total	**57,709**	**51,772**
Non-current		
Borrowings	78,042	80,224
Deferred transaction cost	–1,201	–1,390
Total	**76,841**	**78,834**
Total Borrowings	**134,550**	**130,606**

The borrowings are granted at the applicable LIBOR rate for the period plus a margin of 1.0 per cent and are linked to a fixed repayment schedule with last instalments being due in 2009. In order to minimise the exposure to interest rate increases, the Group limited the interest rate exposure of approximately 50 per cent of the outstanding USD borrowings by entering into an interest rate derivative covering the period 2004 to 2007 to 3.5 per cent.

8. DIVIDENDS

The following dividend relating to 2004 has been paid on May 23, 2005 in conformity with the decision taken at the General Meeting of the shareholders on May 19, 2005.

CHF	
Dividend per share	12.50
Resulting in a total of (based on 613,023 shares with right to dividend)	7,662,787.50

Imprint

Concept/editing: Peter Fenkart, Consultant for Coporate Communication, Zollikon
Design concept/production: ivony ltd., Zurich
Printing: DAZ, Zurich

7/2005

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18, CH-3280 Murten, Switzerland
T +41 26 672 71 11, F +41 26 672 73 33, www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Communication and Marketing
T +41 26 672 72 04
vporetti@saia-burgess.com